Exhibit (a)(xx)

CONTACTS
From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com Ph: (484-532-7783)	For: Brian D. Jones, CFO & Treasurer American Realty Capital Trust, Inc. bjones@arctreit.com Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

ARCT Announces Preliminary Results of its Modified Dutch Auction Tender Offer

New York, New York, March 29, 2012 — American Realty Capital Trust, Inc. (NASDAQ: ARCT) (“ARCT” or the “Company”) today was pleased to announce the preliminary results of its modified “Dutch Auction” tender offer for the purchase of up to $220 million in value of shares of its common stock, which expired at 12:00 Midnight, Eastern Time, on March 28, 2012. The Company announced that it was pleased to process the full amount of the tender offer as initially contemplated and meet the validly tendered requests submitted by tendering shareholders.

Based on the preliminary count by Computershare, Inc., the paying agent for the tender offer, and ARC Advisory Services, LLC, the depositary for the tender offer, a total of 28,610,225 shares of ARCT’s common stock were properly tendered and not properly withdrawn at or below the final purchase price of $10.50 per share, including 1,209,196 shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the paying agent and the depositary, ARCT will accept for purchase 20,952,380 shares of ARCT’s common stock validly tendered and not properly withdrawn prior to the expiration of the tender offer at a purchase price of $10.50 per share, for an aggregate cost of approximately $220,000,000, excluding fees and expenses relating to the tender offer. Based on this preliminary count, the 20,952,380 shares to be accepted for purchase in the tender offer represent approximately 11.7% of ARCT’s currently issued and outstanding shares of common stock. Based on these preliminary numbers, ARCT anticipates that following settlement of the tender offer, it will have approximately 158,476,032 million shares outstanding.

Due to the oversubscription of the tender offer, based on the preliminary count described above, ARCT will accept for purchase on a pro rata basis approximately 73.2% of the shares validly tendered and not properly withdrawn at or below the purchase price of $10.50 per share by each tendering stockholder (other than “odd lot” holders, whose shares will be purchased on a priority basis).

The number of shares to be purchased, the purchase price and the proration information are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the paying agent and the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within three business days of the expiration of the tender offer. The final number of shares to be purchased, the final purchase price and the final proration information will be announced following completion of the confirmation process. Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

Investor questions concerning the tender offer may be directed to the depositary for the offer, ARC Advisory Services, LLC at (877) 373-2522.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company.

American Realty Capital Trust, Inc., a publicly traded Maryland corporation listed on The NASDAQ Global Select Market, is a leading self-administered real estate company that owns and acquires single tenant free standing commercial real estate properties that are primarily net leased on a long-term basis to investment grade credit rated and other creditworthy tenants.

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements involve risks and uncertainties that could cause the outcome to be materially different.

Additional information about the Company can be found on the Company’s website at www.arctreit.com.